 Exhibit 12.1

	Twelve months ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007

Earnings from continuing operations:
Income (loss) before taxes	$223	$204,982	$(29,464)	$(139,856)	$23,606
Less: gain from cancellation of Original Notes	-	(222,905)	-	-	-
Add: fixed charges	11,912	18,382	32,989	31,437	39,162
Total earnings	12,135	$459	$3,525	$(108,419)	$62,768

Fixed charges:
Interest and loan amortization expense	$10,691	$17,132	$31,686	$30,110	$37,881
Interest expense estimate within rental expense	1,221	1,250	1,303	1,327	1,281
Total fixed charges	$11,912	$18,382	$32,989	$31,437	$39,162

Earnings / fixed charges	1.02	0.02	0.11	(3.45)	1.60

Deficiency	$-	$17,923	$29,464	$139,856	$-